Exhibit 99.2

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE PROVIDES FUNDING ACTIVITY UPDATE
Completes Series G restructuring; Closes Series K debentures

Toronto, ON  – June 19, 2007 – Northcore Technologies Inc. (TSX: NTI; OTCBB:NTLNF), a global provider of core asset solutions, announced today that it has successfully closed the transactions related to its Series G and Series K convertible notes funding activities.  The company received subscriptions related to the financing on June 15 and on June 18.

Northcore has issued a new series of secured convertible debentures to existing holders of Series G notes, which matured on June 15, 2007.   The new convertible notes, identified going forward as Series K, will pay holders 11 percent interest per annum over a two-year term and have an issued value of approximately $1.36 million.

Under the terms of the Series K notes, Northcore will make quarterly interest payments to holders through the issuance of common shares. Series K holders will be able to convert any or all of the principal amount of their debentures into common shares priced at $0.12 per share.  Debentures will automatically convert into common shares, priced at $0.12 each, if Northcore’s shares trade for $0.30 or more per share for a period of 10 consecutive trading days on the TSX.  As per securities requirements, a hold period of four months and a day is in effect.

Northcore’s board of directors considered the financing arrangements and unanimously passed a resolution approving the terms.  Northcore has also received conditional approval from the TSX for the financing arrangements. Northcore’s management felt that closing the private placement as soon as possible following its initial announcement was reasonable in the circumstances.

Approximately four percent of the restructured debt represents the reinvestment of company insiders.  The insider portion of the private placement is exempt from the valuation and minority approval requirements of the OSC Rule 61-501 since the fair market value of the private placement is less than 25 percent of the market capitalization of the company.

As announced recently, Northcore will issue up to 2.99 million common shares towards an interest debt repayment of $449,000 related to Series G refinancing.  Each share is priced at $0.15.

“With the close of the Series G and K transactions and new funding activities well underway, our efforts are focused on sustaining the revenue growth and expense-reduction trends that we have
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Northcore provides funding activity update/2

experienced since our relaunch as Northcore,” Jeff Lymburner, CEO of Northcore Technologies Inc. said.  “Over the second half of 2007, we anticipate accelerated deal flow and improved bottom-line performance consistent with recent results.”

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Northcore Technologies Inc.
Northcore Technologies provides core asset solutions that help organizations source, manage and sell their capital equipment.  Northcore works with a growing number of customers and partners in a variety of sectors including oil and gas, government, and financial services.   Current customers include GE Commercial Finance, Paramount Resources and Trilogy Energy Trust.

Northcore owns a 50 percent interest in GE Asset Manager, a joint business venture with GE.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s ("the Company") results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.

Contact:
At Northcore Technologies Inc.
Joe Racanelli
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: jracanelli@northcore.com